

03054345

AA
6-10-2003

SECU... MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 8 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: Doral Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Roosevelt Ave.
(No. and Street)

Puerto Nuevo (City) Puerto Rico (State) 00920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lizette Rodriguez (787) 474-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave. Suite 900 Hato Rey, Puerto Rico 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



DORAL SECURITIES, INC.

(a wholly-owned subsidiary of Doral Financial Corporation)

Statement of Financial Condition

December 31, 2002



PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants

To the Board of Directors and
Stockholder of Doral Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 7, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1838429 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

DORAL SECURITIES, INC.

(a wholly-owned subsidiary of Doral Financial Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 2,114,888
Deposit with clearing organization	109,375
Securities segregated under federal and other regulations	1,604,768
Securities purchased under agreements to resell, including $120,793,999 with affiliates	380,557,999
Securities owned, at fair value	3,102,660
Securities pledged to creditors, at fair value	47,723,602
Receivables:	
Brokers and dealers	16,809,430
Accrued interest	636,156
Customers	26,412,856
Due from employees	179,409
Other receivables, net of allowance for bad debts of $580,381	767,490
Prepaid expenses and other assets	118,789
Furniture and equipment, net	62,045
	$ 480,199,467

Liabilities and Stockholder's Equity

Securities sold under agreements to repurchase, including $33,479,561 with affiliates	$ 416,263,162
Payables:	
Accrued interest	204,484
Customers	905,032
Income tax payable	939,886
Accrued expenses and other liabilities	949,112
Deferred tax liability	47,843
Due to parent company and affiliates	43,181,245
Total liabilities	462,490,764
Commitments and contingencies (see Note 10)	-
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized; 650 shares issued and outstanding	7
Additional paid-in capital	9,354,993
Retained earnings	8,353,703
Total stockholder's equity	17,708,703
	$ 480,199,467

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Doral Securities, Inc. (the Company) is a wholly-owned subsidiary of Doral Financial Corporation ("Doral Financial" or the "parent company") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage and investment advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation No. 5105.

On December 2001, the Company sold the retail securities brokerage operations to UBS PaineWebber Incorporated of Puerto Rico ("UBS") for $1,750,000 plus four annual installments payable at each anniversary date of the transaction (May 31) equal to 20 basis points of the applicable market value of the transferred retail account assets that are maintained with the buyer. As a result of this transaction, retail accounts were transferred to UBS and other broker dealers throughout the year and Doral Securities remained as an institutional broker dealer exclusively. The market value of the accounts transferred to UBS amounted to approximately $298 million from a total account balance transfer of approximately $323 million. No material gain or loss was recognized on this transaction. As a result of this transaction, Doral Financial assumed, on behalf of the Company, certain cost amounting to $298,320. The Company incurred cost amounting to approximately $282,000 in connection with the termination of the retail brokerage operation. During 2002, the Company recognized revenues amounting to approximately $350,000 pertaining to the earned portion of the 20 basis points annual installment payments described above.

The following is a description of the more significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Securities owned are carried at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and options, if any, are reflected in the statement of operations.

Agency Fees, Commissions and Investment Banking Fees

These fees are recorded as income at the completion of the service.

Furniture and Equipment

Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 1 and 5 years).

Securities Sold/Purchased under an Agreement to Repurchase/Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) and sale of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions.

It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned under reverse repos, and such collateral is not reflected in the financial statements. The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from net unrealized gains and losses on trading inventories, allowance for bad debts and other revenues and expenses which are reported for tax purposes in different years than for financial statement purposes.

Fair Value of Financial Instruments

The majority of the Company's financial assets and liabilities are either valued at market or estimated fair value, or, because of their short-term nature at cost which approximate fair value. Fair values for these financial instruments are based on quoted market prices, or quoted prices for similar financial instruments or on pricing models based on discounted anticipated cash flows.

Changes in Accounting Standards

SFAS No. 141 "Business Combinations" - This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement requires all business combinations to be accounted for using the purchase method of accounting. The provisions of SFAS No.141 apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

SFAS No.142 "Goodwill and Other Intangible Assets" - This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No.142.

SFAS No. 143 "Accounting for Asset Retirement Obligations" - This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - The scope of this statement is to develop a single accounting model for long-lived assets that are to be disposed of by sale, whether previously held and used or newly acquired. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001.

SFAS No. 145 "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." The statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-fund Requirements." This Statement also rescinds SFAS Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under change conditions. SFAS No. 145 is effective for transactions occurring after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002.

SFAS No. 147, " Acquisition of Certain Financial Institutions." This statement removes financial acquisitions of financial institutions from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17, when a Savings and Loan Association or a similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". In addition, SFAS No. 147

amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the company initially applied SFAS No. 142 in its entirety.

Management understands that the adoption of the statements above will not have a material effect on the financial statements of the Company.

2. Securities Segregated Under Federal and Other Regulations

The Company has segregated securities amounting to $1,604,768 in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Securities Owned and Securities Pledged to Creditors

Securities owned and securities pledged to creditors, at fair value, at December 31, 2002, consist of the following:

	Securities Owned	Securities Pledged to Creditors	Total
Obligations of the Commonwealth of Puerto Rico and its agencies	$ 2,823,556	$ 12,326,350	$ 15,149,906
Mortgage-Backed Securities	127,937	35,397,252	35,525,189
Corporate and other marketable securities	102,550	-	102,550
United States Agency Securities	48,617	-	48,617
	$ 3,102,660	$ 47,723,602	$ 50,826,262

At December 31, 2002, $47,723,602 of securities owned were pledged as collateral for repurchase agreements. These securities may be repledge by the counterparty, and are presented separate in the statement of financial condition as securities pledged to creditors.

4. Furniture and Equipment

At December 31, 2002, furniture and equipment is composed of the following:

	Useful life in years	
Furniture and fixtures	5	$ 456,407
Computer systems	3	510,197
		966,604
Less: Accumulated depreciation		904,559
		$ 62,045

5. Clearance Agreement

The Company entered into a clearance agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's retail customers on a fully disclosed basis. Pursuant to the terms of the Agreement, Pershing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company paid Pershing approximately $7,000 related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which its conducts business.

6. Related Party Transactions

Due to parent company and affiliates relates to the cost of operating services provided by Doral Financial or expenses paid on behalf of the Company, as well as the amounts due on securities transactions with affiliates. The operating services expenses provided by Doral Financial for the year ended December 31, 2002 amounted to $221,294. The Company provides brokerage services to affiliates for which it receives a fee. For the year ended December 31, 2002 fees for such services approximated $3,608,126 which is presented as part of agency fees in the accompanying statement of operations.

At December 31, 2002, the parent company has provided a guarantee to all counterparties to repurchase agreements at no cost to the Company.

At December 31, 2002, securities purchased under agreements to resell and securities sold under agreements to repurchase with affiliates amounted to $120,793,999 and $33,479,561 respectively. For the year ended December 31, 2002, interest income on securities purchased under agreement to resell and interest expense on securities sold under agreements to repurchase with affiliates and its officers amounted to $2,445,241 and $196,396 respectively.

7. Securities Sold Under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The fair value of collateral pledged for repurchase agreements amounted to approximately $436,407,000.

The securities underlying the reverse repurchase agreements were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. As part of Company's normal business practice, collateral received under reverse repurchase agreements is pledged as collateral under repurchase agreements. At December 31, 2002, the fair value of the collateral that the Company received from reverse repurchase agreements and is permitted by contract or custom to repledge was $398,632,982. The Company has repledged $388,683,031 of that collateral for repurchase agreements as of December 31, 2002.

permitted by contract or custom to repledge was $398,632,982. The Company has repledged $388,683,031 of that collateral for repurchase agreements as of December 31, 2002.

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2002.

Maximum aggregate balance outstanding at any month-end	$ 416,263,162
Average monthly aggregate balance outstanding	$ 353,371,491
Weighted average interest rate:	
At December 31,	1.27%
For the year	1.65%

8. Income Tax

The Company is subject to Puerto Rico income tax and files a separate income tax return. Income on certain securities owned is exempt from Puerto Rico income tax, net of interest expense and certain other costs allocated to such exempt interest.

The components of the provision for income tax for the year ended December 31, 2002 are as follows:

Current	$ 1,027,852
Deferred	240,011
	$ 1,267,863

The deferred tax provision consists of the following:

Change in unrealized gain on securities owned and securities pledged to creditors	$ 249,814
Other	(9,803)
	$ 240,011

Temporary differences which give rise to deferred tax at December 31, 2002 are as follows:

Deferred tax liability -	
Unrealized gain on securities owned and securities pledged to creditors	$ 274,192
Deferred tax asset -	
Allowance for bad debts	(226,349)
Net deferred tax liability	$ 47,843

A reconciliation of the amount computed applying the statutory income tax rate and the reported income tax provision follows:

	Amount	% of pre-tax income
Computed income tax at statutory rate	$ 2,209,158	39.0%
Exempt interest income, net	(937,678)	(16.5%)
Other	(3,617)	(0.1%)
Income tax provision	$ 1,267,863	22.4%

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2002, the Company had net capital of $5,572,808 which was $5,307,335 in excess of its required net capital. The Company's aggregate indebtedness to net capital was 0.51 to 1.

10. Commitments and Contingencies

The Company operates in office facilities under a noncancellable operating lease agreement with an affiliate, expiring on January 12, 2012. Rent expense for the year ended December 31, 2002 amounted to $232,683.

Future minimum rental payments under operating lease agreements are approximately as follows:

Year	Amount
2003	$ 99,710
2004	99,710
2005	99,710
2006	99,710
2007 and later years	506,859
	$ 905,699

11. Off-Balance Sheet Risk

In the normal course of business, the Company enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk. These financial instruments include options on financial futures and futures contracts. These derivative financial instruments are used to conduct trading activities, and manage market risks and are subject to varying degrees of market risks. The majority of the transactions are on an intra-day basis and there is not typically an open position at the end of each business day. At December 31, 2002 and for the year then ended, there were no such contracts outstanding.

Futures contracts are executed in an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, future contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company establishes limits for such activities and monitors compliance on a daily basis.

12. *Concentration of Credit Risk*

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the investment. The Company monitors the credit standing of each counterparty. Also, geographic concentration exists since most of the Company's business activity is with customers located in Puerto Rico.

13. Supplemental Disclosure of Cash Flow Information

Interest paid by the Company for the year ended December 31, 2002 was approximately $5,945,000. Payments of income tax for the year ended December 31, 2002 amounted to $445,351.



DORAL SECURITIES, INC.

(a wholly-owned subsidiary of Doral Financial Corporation)

Report on Internal Control

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants
on Internal Control

To the Board of Directors
of Doral Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



To the Board of Directors
of Doral Securities, Inc.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1838408 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report